Criteo S.A.

32 rue Blanche

75009 Paris, France

January 6, 2015

BY EDGAR – CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Criteo S.A.

Form 20-F for the Year Ended December 31, 2013

Filed March 6, 2014

File No. 001-36153

Dear Mr. Spirgel:

Criteo S.A. (the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated December 5, 2014 with respect to the above-referenced Form 20-F (the “Form 20-F”). On December 8, 2014, the Staff confirmed to our counsel, Nicole Brookshire, Cooley LLP, that it would grant the Company an extension to January 6, 2015 to respond to the comment letter. For your convenience, the comments from the comment letter are repeated here, followed by the Company’s responses and the paragraph numbering below corresponds to the numbering in the comment letter.

Advertiser and Publisher Platforms, page 53

1.	Please tell us how you are accounting for the revenue from your PuMP platform. Refer to your basis in the accounting literature.

The Company advises the Staff that it refers to PuMP as its comprehensive inventory management platform to source advertising inventory from small- and medium-sized publishers, without directly managing that inventory. This platform does not generate revenue for the Company, as its main objective is to allow small- and medium-sized publishers to monetize and sell their inventory. The Company buys inventory on a cost per thousand impressions basis from such publishers, and the corresponding cost is accounted for in our consolidated statement of income in “cost of revenue,” as described in Note 3 – Principles and Accounting Methods – Cost of Revenue on page F-16 of the Form 20-F.

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Results of Operations

Revenue, 2013 Compared to 2012, page 72

2.	Please discuss the change in revenue attributable to price and/or volume.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will discuss changes in revenue that are materially driven by price and/or volume in future filings. In the Company’s Form 20-F for the period ending December 31, 2014, the Company proposes to provide disclosure similar to the following sample, which is an illustration of what occurred in 2013:

Revenue for 2013 increased €172.1 million, or 63.3% (or 73.6% on a constant currency basis), compared to 2012. 104% of this year-over-year growth is attributable to an increased volume of clicks delivered on the advertising banners displayed by the Company.

The Company advises the Staff that the changes in 2013 due to pricing were immaterial.

3.	Please describe and quantify how arrangements with your clients and publishers contributed to your revenue growth, including but not limited to the Asia-Pacific region.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will discuss changes in revenue that are materially driven by its arrangements with clients and publishers in future filings. In the Company’s Form 20-F for the period ending December 31, 2014, the Company proposes to provide disclosure similar to the following sample, which is an illustration of what occurred in 2013:

The Company sells personalized display advertisements to its advertising clients, either directly or through an advertising agency. The Company’s solution is performance-based, and it generates revenue primarily when a user clicks on a banner advertisement of one of its advertiser clients. Publishers are a source of inventory for the Company, and the Company accounts for the cost of such inventory, which is purchased on a cost per thousand impressions basis, in its cost of revenue. While accessing publishers’ supply of inventory in sufficient quantity and quality is a critical requirement for the Company to successfully conduct its business, the Company does not generate any revenue directly from its relationships with publishers.

Revenue for 2013 increased €172.1 million, or 63.3% (or 73.6% on a constant currency basis), compared to 2012. This revenue growth was primarily driven by the continued expansion of the Company’s business with existing clients. In 2013, revenue from existing clients contributed 55.6% of the global year-over-year revenue growth while revenue from new clients contributed 44.4% of the global year-over-year revenue growth. The expansion of the Company’s business with existing clients was mainly driven by the increase in advertising spend by client, which resulted primarily from both the ramp-up in spend by clients with whom the Company had signed an insertion order for the first time in the second half of 2012 and the Company’s continuous effort to convince clients to uncap their budgets to fully benefit from the Company’s performance driven solution.

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The Company’s revenue for 2013 in the Asia-Pacific region increased €51.6 million, or 163.4%, compared to 2012. In the Asia-Pacific region, revenue from new clients contributed to 46.9% of the year-over-year revenue growth, a greater proportion than the Company global average, which is explained by the rapid expansion of the client base in this region where the Company had recently launched operations. Revenue from existing clients contributed 53.1% of the year-over-year revenue growth. In the Asia-Pacific region, the Company’s business with existing clients benefited specifically from the Company’s increased ability to find relevant opportunities for its existing clients to achieve their performance objectives through its broader access to quality inventory in Japan, which resulted from the strengthening of the Company’s relationship with Yahoo! Japan.

Revenue, page 72

Cost of Revenue, page 72

4.	Please expand your disclosure to describe to what extent revenue growth and the related increase in cost of revenue were impacted by mobile advertising. We note your disclosure on page 49.

The Company respectfully acknowledges the Staff’s comment. The Company directs the Staff to the Company’s disclosure regarding mobile advertising on page 49 of its Form 20-F. The Company advises the Staff that it was critical to the Company’s success to demonstrate that it could reach consumers through mobile devices and, therefore, the Company made the strategic decision to disclose the contribution that revenue generated from clicks on advertising banners delivered on mobile devices made in 2013 through the second quarter of 2014 to demonstrate to investors that the Company had been successful in implementing its strategic initiative to reach consumers across any mobile device. The Company determined after the second quarter of 2014 not to continue to report the contribution that clicks on advertising banners delivered on mobile devices made to the Company’s revenue period over period, as mobile is not a separate product line. The Company advises the Staff that the Company’s clients do not run separate advertising campaigns based on device type – such as mobile devices – but instead the Company’s clients set their advertising objectives, as well as measure the effectiveness of their advertising campaigns, on a holistic basis – that is, they consider their advertising campaign’s success across all screens and devices, rather than considering mobile devices or tablets separately. As a result, the Company believes disclosing the impact of advertising delivered on mobile devices does not provide an accurate picture of the Company’s underlying business and could be potentially misleading to investors. The Company is acutely concerned that separately reporting mobile could confuse the market about the nature of the Company’s product offering and could create the impression that the Company can drive revenue from a separate mobile offering.

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5.	Addressing your access to inventory and your arrangements with publishers, please further discuss why your traffic acquisition costs have generally increased as a percentage of revenues.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will discuss the material drivers related increases in traffic acquisition costs in future filings. In the Company’s Form 20-F for the period ending December 31, 2014, the Company proposes to provide disclosure similar to the following sample, which is an illustration of what occurred in 2013:

The Company considers revenue ex-TAC as a key measure of its business activity. The Company’s strategy focuses on maximizing the growth of its revenue ex-TAC on an absolute basis over maximizing its near-term gross margin, as it believes this focus builds sustainable long-term value for its business by fortifying a number of its competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance, allowing it to deliver more relevant advertisements at scale. As a part of this focus, the Company continues to invest in building relationships with direct publishers and pursue access to leading advertising exchanges. The Company’s performance-based business model provides it with significant control over its level of revenue ex-TAC margin, which it seeks to optimize to maximize revenue ex-TAC growth on an absolute basis in accordance with its strategic focus.

The increase in traffic acquisition costs in 2013 as compared to 2012 as a percentage of revenues is primarily the result of the Company’s strategy of optimizing the level of revenue ex-TAC margin to maximize revenue ex-TAC on an absolute basis.

Note 3 – Principles and Accounting Methods

Revenue Recognition, page F-16

6.	It appears your current product and service offerings include demand side, supply side, and advertising exchange platforms. Please tell us the nature of each of your product and service offerings and the related revenue recognition policy for each individual offering. Include in your response the specific deliverable(s) in the offering, the related pricing model, and your performance obligations for such deliverable(s). In addition, tell us the specific factors you considered in concluding that your offerings should be recognized on a gross or net basis under IAS 18 including paragraph 21 of the IAS 18 Illustrative Examples. In this regard, we note the following:

•	your discussion of your automated advertising campaign dashboard on page 53;

•	the ability of your clients to cancel their insertion orders upon short notice and without penalty and adjust their cost per click above a determined floor price in real time as disclosed on page 55; and

•	your ability to cancel your arrangements with publishers upon short notice and without penalty and your commitment to purchase a defined volume of impressions to the extent that a pre-determined click-through rate is reached as disclosed on page 62.

The Company advises the Staff that it offers personalized display advertisements featuring product-level recommendations to users, with the goal of engaging and

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converting those users on behalf of our advertiser clients. The Company’s personalized display advertising solution is made through the Criteo Engine and supplemented by its data assets, access to display advertising inventory and its advertisers and publishers platforms. The Criteo Engine has been developed over more than eight years and consists of multiple machine learning algorithms and the proprietary global hardware and software infrastructure that enables the Company’s solution to operate in real time and at significant scale. The accuracy of the prediction and recommendation algorithms improves with every advertisement the Company delivers, as they incorporate new data, while continuing to learn from previous data.

The Company’s solution comprises a full spectrum of services encompassing the integration of our advertiser clients’ website or mobile application, a unified dashboard to manage campaigns, the tracking of users, the real-time buying of impressions on publisher partners’ websites or mobile applications, the real-time creation of customized advertisements for each specific client and its prospective end customer, the serving and delivery of the advertisements and the provision of analytics to clients. As a result, the Company reduces unnecessary complexity and cost associated with manual processes and multiple vendors for its clients, delivering efficiencies even as clients’ campaigns grow in size and complexity. The solution is available as a unique offering of integrated services and cannot be broken down into separate products or services that our clients could purchase on an individual basis from the Company.

The majority of the Company’s contracts with its clients take the form of standardized advertising insertion orders placed directly by its advertiser clients or by advertising agencies on behalf of their advertiser clients. In general, these insertion orders reference the standard terms and conditions for internet advertising and media buys. Pursuant to the insertion orders and related terms and conditions, the Company is responsible for displaying the advertising content and the fees are charged to the advertiser based on the number of clicks delivered on the banners displayed by the Company. Generally, each insertion order specifies the delivery terms, start and end dates of the campaign, the budget for the campaign (capped or uncapped), minimum cost per click, or CPC, and billing terms.

The Company’s solution is performance-based, as it charges its advertiser clients, either directly or through advertising agencies, based on its CPC model. Unlike certain other display advertising companies whose pricing models are based on cost per thousand impressions, or CPM, the Company is not required pursuant to the insertion orders to deliver a fixed number of impressions to its clients, and it does not guarantee that the budget set forth in the insertion order will be reached. However, the Company bears the performance and economic risk if users do not click on the advertisements delivered by the Company since it must pay its suppliers for all impressions purchased, but only charges advertisers if users click on the advertisement.

Pursuant to the Company’s standard terms and conditions, the client acknowledges and accepts that the Company has absolute discretion as to where and how often the banner

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advertisements will be displayed and how priority is to be governed between different clients. The Company has the right to make changes to the technology and/or to cease or not commence display of banners without notice or compensation to the client.

Revenue is generated on a per-click basis and contracts are generally standardized (insertion order form and signed terms and conditions). Revenue is recognized when the services that make up the Company’s personalized display advertising solution are delivered according to the specific terms of the contract, which are commonly based on specified CPCs and related campaign budgets.

The Company recognizes revenue from the delivery of display advertisements in the period in which the display advertisements are delivered. Specifically, for CPC advertising campaigns, it recognizes revenue for display advertising delivery through its solution once the consumer clicks on the personalized banner displayed by the Company. For CPC advertising campaigns, sales are valued at the fair value of the amount received. Rebates and discounts granted to clients, along with free or extended advertising campaigns, are recorded as a deduction from revenue.

Evaluation as to whether the Company is acting as a principal or as an agent

To evaluate whether it acts as a principal or as an agent in the delivery of its solution, the Company has considered the specific facts and circumstances and the guidance provided in IAS 18 Revenue paragraphs 8 and IE21. Pursuant to paragraph 8 of IAS 18, the Company is not collecting revenue from its arrangements on behalf of third parties (i.e. advertising exchanges and publishers). Rather, the Company has concluded that pursuant to paragraph IE21 of IAS 18, it is acting as a principal because it has exposure to the significant risks and rewards associated with its services. These risks and rewards are further elaborated below based on the indicators provided in paragraph IE21 of IAS 18, which the Company has evaluated as follows:

Indicator (IFRS - IAS 18.IE21)	Relevant Company Information	Gross or Net?

Primary obligor in the arrangement

The entity has the primary responsibility for providing the goods or services to the customer or for fulfilling the order, for example by being responsible for the acceptability of the products or services ordered or purchased by the customer.

	The insertion order and the corresponding terms and conditions, which serve as the primary evidence of the Company’s arrangement with its clients, identifies two parties to the contract, the Company and the advertiser/advertising agency, and is negotiated directly between the Company and the advertiser/advertising agency. The publisher and/or advertising buying platforms are never party to the insertion order, and the advertiser client cannot select the publishers on whose websites the Company will display its ads or which advertising buying platform is utilized by the Company.	Gross

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The Company has sole responsibility for delivering advertising banners that satisfy the campaign-specified objectives and parameters pursuant to the binding terms of an insertion order with its client.

Based on the above facts and circumstances, the Company should be considered the primary obligor in its arrangements with its clients.

General inventory risk The entity has inventory risk before or after the customer order, during shipping or on return.

The Company sources its inventory of impressions directly from publishers and through real-time advertising buying platforms and bidding exchanges and purchases such inventory on a CPM basis. However, the Company generates revenue on a per-click basis, and, therefore, revenue is only generated once the final user clicks on the personalized banner displayed by the Company on a publisher’s website.

Since the Company buys impressions on a CPM basis but charges its advertisers clients on a CPC basis, an impression can be purchased from a publisher with no corresponding sale to an advertiser if the final user does not click on the advertisement delivered. The publisher or exchange will independently invoice the Company for the impression, regardless whether the displayed banner advertisement generates a click.

Despite the fact that banner advertisements are purchased and the advertising content is displayed in real time, the Company bears the inventory risk at the individual impression level, as there is no certainty that a click will occur on the banner displayed by the Company. That is, the Company bears performance and economic risks as impressions purchased may not result in the generation of revenue from advertisers and the Company is exposed to risk of loss on such impressions.

Gross

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Ability to determine the price at which it sells the product or service

The entity has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services.

The terms of the insertion orders, including CPC, are negotiated directly between the Company and advertisers/agencies. These negotiations take place without any involvement from the publishers or advertising exchanges. The determination of the CPC is independent from the publisher/advertising exchange provider and the purchase price of the related impression.

Pursuant to the Company’s standard terms and conditions, the Company has absolute discretion as to where and how often the advertiser’s banner advertisements will be displayed and how priority is to be governed between different clients.

Gross
Credit risk The entity bears the customer’s credit risk for the amount receivable from the customer.	The Company is responsible for collecting the invoiced amount from the advertiser or agency and must pay its publishers and advertising exchange providers based on inventory purchased. The Company’s obligation to pay publishers and advertising exchange providers is not contingent upon the collection of the invoiced amount from advertisers. Additionally, credit risk is not mitigated as advertisers do not pay in advance of the services being performed (they are only billed as clicks are generated). As a result, the Company bears the credit risk for the amounts receivable from its clients.	Gross

The Company believes that the list of features in IAS 18 paragraph IE21 is not intended to be exhaustive. Although it believes that the above analysis demonstrates that the Company is exposed to significant risks and rewards as principal, the Company also supplemented its analysis by considering the additional indicators provided by the guidance under generally accepted accounting principles in the United States, ASC 605-45-45 Revenue Recognition: Principal Agent Considerations, as follows:

Indicator	Relevant Company Information	Gross or Net?
Amount company earns per transaction is fixed (in dollars or as a percentage of the arrangement fee)

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If the amount the entity earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to a customer, this may indicate that the entity is acting as an agent of the supplier.

The fees charged to advertisers/agencies are determined in the insertion order and will vary depending on the CPC used for the campaign and the number of clicks delivered.

Once the campaign is launched, the CPC can also be modified by the client within the minimum CPC determined in the contract to manage campaign optimization. The amount billed to the client will be modified to reflect any such CPC change, as applied to the number of clicks that are delivered.

Accordingly, the amount the Company earns per client transaction is variable and is not predetermined based on a fixed dollar amount per client transaction or commission rate applied to the amount billed to a client.

Gross

Changes the product or performs part of the service
If the entity physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue on a gross basis.

The Criteo Engine has been developed over the past eight years and consists of multiple machine learning algorithms—in particular, prediction and recommendation algorithms—and the proprietary global hardware and software infrastructure that enables the Company’s solution to operate in real time and at significant scale. The accuracy of the prediction and recommendation algorithms improves with every advertisement the Company delivers, as they incorporate new data, while continuing to learn from previous data.

For each impression that is made available to the Company, the Criteo Engine’s algorithms will have analyzed massive volumes of data to observe and predict user intent and deliver specific messaging and products that are likely to engage that particular user and result in a sale for the Company’s client. To deliver an advertisement with the right product to the right user, the Criteo Engine dynamically creates a customized, targeted advertisement for that specific user.

The extensive services and customization provided by the Company to its clients as part of its integrated offering indicate that the Company is primarily responsible for fulfillment.

Gross

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Discretion in supplier selection

If the entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue on a gross basis.

The Company purchases inventory from multiple publishers directly, as well as through advertising buying platforms, including suppliers that support real-time bidding.

The Company purchases impressions from its selected publishers and advertising exchanges to run an advertising campaign after an insertion order has been executed.

For each impression that becomes available to the Company, the Criteo Engine determines the appropriate advertisement to show the user. According to its standard terms and conditions, the Company has absolute discretion as to where and how often an advertiser’s banner advertisement will be displayed and how priority is to be governed between different clients.

Gross
Involved in the determination of product or service specifications

If the entity must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact might indicate that the company is primarily responsible for fulfillment and that it should record revenue on a gross basis.

The objectives of the campaign are agreed to between the Company and the advertiser/agency, but the Company has discretion to allow the Criteo Engine to determine the most appropriate advertisement to show to each user and the most appropriate time to show this advertisement. The Company, through the Criteo Engine, dynamically creates custom advertisements.

In addition, according to its standard terms and conditions, the Company reserves the right to make changes to its performance display technology without notice or compensation to its client. Accordingly, the Company is involved in the determination of service specifications.

Gross

The evaluation of all the indicators above presented in both IAS 18 and ASC 605-45-45 supports gross reporting. The Company believes, based on its specific facts and circumstances and in its application of judgment in evaluating all of the above factors, it has appropriately concluded that it is the principal in arrangements with advertisers

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because it is exposed to the significant risks and rewards associated with its service offering. Accordingly, the Company believes it is appropriate to report revenue on a gross basis.

Please be advised that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or comments, kindly contact the Company’s General Counsel, Nicole Kelsey, at +33 (0) 1 75 87 41 68, or the undersigned at +33 (0) 1 76 21 22 05.

Sincerely,

/s/ Benoit Fouilland
Benoit Fouilland
Chief Financial Officer